March 17, 2006

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Imperial Sugar Company

RE:	Form 10-K, Filed December 14, 2005
Form 10-Q, Filed January 31, 2006
File No. 000-16674
Response to SEC Staff Comments dated March 13, 2006

We are responding to comments received from the staff by letter dated March 13, 2006 regarding our filings identified above. For your convenience, our responses are preceded by the staff’s corresponding comment.

Form 10-K for the Fiscal Year Ended September 30, 2005

General

1.	Please correct your Commission File No. on your future filings to indicate the file number 000-16674, as reflected in the EDGAR database.

Response: In future filings, we will correct our Commission File No. to indicate file number 000-16674.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Fiscal Year Ended September 30, 2004 - Continuing Operations, page 16

2.	We note you disclose that your interest expense decreased $1 million in fiscal 2004. However, your explanation for the variance appears to indicate that an increase in interest expense occurred in fiscal 2004. Please revise your explanation to explain the reasons for your interest expense decrease in fiscal 2004.

Response: In future filings, we will clarify that interest expense decreased $1 million in fiscal 2004 as a result of lower interest cost on reduced borrowing levels, which was partially offset by the credit in fiscal 2003 for a refund of interest in connection with repayment of the senior debt in December 2002.

3.	Please revise your disclosure to state that the detail of your provision for income taxes is provided in Note 6, instead of Note 7, to the Consolidated Financial Statements.

Response: In future filings, we will correct the reference to the income tax footnote to be Note 6 to the Consolidated Financial Statements.

Consolidated Statements of Cash Flow, page 35

4.	Tell us why you consider your “Cash Settlement of Derivatives” line item to be a non-cash adjustment to your operating cash flows. Additionally, please reconcile the $3.556 million amount on this line item to the $5.175 million amount on the “Change in Derivative Fair Value” line item, per your Consolidated Statements of Changes in Shareholders’ Equity for fiscal 2005.

Response: The line in Consolidated Statements of Cash Flow labeled “ Cash Settlement of Derivatives” in conjunction with the immediately preceding line, “Reclassification Adjustment from Accumulated Comprehensive Income to Net Income,” taken together adjust the gains/losses on derivative transactions accounted for as hedge items pursuant to SFAS 133 recognized in Net Income, to the cash provided by such derivative transactions in the period. We consider cash received or paid on derivative transactions accounted for as hedges of operating costs, to be operating cash flow in the period received, not the period recognized in Net Income.

The $3.556 million amount in the Consolidated Statements of Cash Flow referred to in the preceding paragraph is shown as $2.252 million, net of tax, in the Consolidated Statement of Changes in Shareholders’ Equity; the tax effect of the item is disclosed parenthetically in the Equity Statement.

Notes to Consolidated Financial Statements, page 36

Note 1 -Accounting Policies, page 36

Stock Based Compensation, page 39

5.	It appears that you have omitted your expected dividend assumption in determining your estimate of the fair value of options, as required by SFAS 123. Please revise your disclosure to incorporate this assumption, if omitted, into your calculations. Additionally, expand your disclosure to include your assumption for expected dividends, to comply with SFAS 123, paragraph 47(d).

Response: Prior to 2005, the Company did not pay dividends on common stock and stock option valuations for grants prior to fiscal 2005 assumed a 0% dividend yield. The Company commenced paying a regular quarterly dividend in January 2005 and we included a dividend yield assumption of 0.7% in the valuation of options granted in fiscal 2005. In future filings, we will expand our disclosure to include the assumption for expected dividends, to comply with SFAS 123.

Note 7 -Employee Benefits, page 43

6.	We note that you recorded a $97,000 pension curtailment loss in the first quarter of fiscal 2006, related to your sale of Holly Sugar in September 2005. Please explain why you did not recognize such curtailment loss in fiscal 2005, in accordance with SFAS 88, paragraph 14.

Response: The event which triggered the curtailment pursuant to SFAS 88, occurred in September 2005, after the measurement date of June 30, 2005. The FASB staff Q&A to Statement No.88, addresses this situation in Question 28:

28. Q—If a gain or loss from a settlement or curtailment occurs after the pension plan’s measurement date but prior to the employer’s fiscal year-end, should the employer include that gain or loss in determining that fiscal year’s results of operations? [Revised 5/03.]

A—Generally, no. The gain or loss should be recognized in the financial statements for the subsequent fiscal year.

We believe that the curtailment loss in properly accounted for in fiscal 2006.

* * * * *

As we have indicated specifically in our responses above, we plan to incorporate in our future filings disclosure responsive to comments of the staff identified above. After considering the staff’s comments and our responses, we believe that neither our Form 10-K filed on December 14, 2005 nor our Form 10-Q filed on January 31, 2006 require amendment.

Should you have any questions regarding this response memorandum, please contact David Kirkland (ph:713.229.1101, fax:713.229.7701) or Felix Phillips (ph:713.229.1228, fax:713.229.7828) of Baker Botts L.L.P., Houston, Texas. We appreciate your prompt attention to this matter.

IMPERIAL SUGAR COMPANY

cc:	Karl Hiller

Lily Dang

Don Delaney